Computershare
Date: 08/04/2010	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: RUBICON MINERALS CORPORATION –Amendment

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting (amended)
Record Date for Notice of Meeting :	23/04/2010
Record Date for Voting (if applicable) :	23/04/2010
Beneficial Ownership Determination Date :	23/04/2010
Meeting Date :	31/05/2010 4:00 pm (Eastern Time)
Meeting Location (if available) :	InterContinental Toronto Centre, Ontario Room, 225 Front Street West, Toronto, Ontario M5V 2X3
Voting Security Details:
 Description
 CUSIP Number
 ISIN
 COMMON
 780911103
 CA7809111031

Description	CUSIP Number	ISIN
COMMON	780911103	CA7809111031

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for RUBICON MINERALS CORPORATION